UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36867

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ALLERGAN, INC.

SAVINGS AND INVESTMENT PLAN

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLERGAN PLC

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400

Ireland

Allergan, Inc. Savings and Investment Plan

Index to Financial Statements

and Supplemental Schedules

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries

of the Allergan, Inc. Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Allergan, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2016, have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) as of December 31, 2016 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2016 are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EISNERAMPER LLP

Iselin, New Jersey

June 23, 2017

Allergan, Inc. Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value	$2,006,241,928	$—
Plan interest in Master Trust, at fair value	—	1,420,652,590

Total investments	2,006,241,928	1,420,652,590
Notes receivable from participants	15,445,509	9,006,951
Due from broker for securities sold	309,500	—
Contributions receivable
Company	83,561,750	54,050,179
Participant	17,355	60,069

Total contributions receivable	83,579,105	54,110,248

Net assets available for benefits	$2,105,576,042	$1,483,769,789

See accompanying Notes to Financial Statements.

Allergan, Inc. Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

2016
Additions to (deductions from) net assets
Investment (loss) / income
Net investment (loss) from Master Trust	$(48,114,408)
Interest, dividend and other income	8,985,215
Net realized/unrealized (depreciation) in fair value of investments	(28,743,031)

Total investment (loss)	(67,872,224)

Interest income from notes receivable from participants	513,026
Contributions
Company	72,843,996
Participant	53,469,808
Rollovers	159,932,121

Total contributions	286,245,925

Benefits paid to participants	(185,076,771)
Corrective distributions	(9,440)
Administrative expenses	(928,857)

Total deductions	(186,015,068)

Net increase to net assets prior to transfer	32,871,659
Transfer in from related plans	588,934,594
Net increase	621,806,253

Net assets available for benefits
Beginning of year	1,483,769,789

End of year	$2,105,576,042

See accompanying Notes to Financial Statements.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2016 and 2015

1.	Description of Plan

The following description of the Allergan, Inc. Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established on July 26, 1989, is a defined contribution plan sponsored by Allergan, Inc. On March 17, 2015, Allergan plc (at the time known as Actavis plc) (the “Company” or the “Employer”) acquired Allergan, Inc. (the “Allergan Acquisition”). As a result of the Allergan Acquisition, the Company became the sponsor of the Plan. The Plan covers certain eligible employees of the Company as defined below. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and is qualified under the Internal Revenue Code (the “Code”). The administrator for the Plan is the Employee Benefits Committee of the Company (the “Plan Committee”). The Benefits Oversight Committee is charged with plan governance.

Effective October 3, 2016, the Fidelity Management Trust Company (“Fidelity”) became the Trustee and Fidelity Workplace Services LLC became the recordkeeper for the Plan. As of December 31, 2015, Great-West Trust Company, LLC (“Great –West”) was the Trustee for the Plan and held all of the Plan’s investments (other than the Allergan plc shares, for which JP Morgan was the Custodian).

Effective October 3, 2016, the Allergan Inc. 401(k) Plan, including all assets and liabilities held by the Allergan. Inc. 401(k) Plan, was legally merged with and into the Plan. Included in the Statement of Changes in Net Assets Available for Benefits is $582,175,929 transferred into the Plan. Employees transferred into the Plan became eligible to participate in the Plan effective October 3, 2016.

Effective October 3, 2016, the Kythera Biopharmaceuticals Inc. 401k Plan, including all assets and liabilities held by the Kythera Biopharmaceuticals Inc. 401k Plan, was legally merged with and into the Plan. Included in the Statement of Changes in Net Assets Available for Benefits is $4,560,256 transferred into the Plan. Employees transferred into the Plan became eligible to participate in the Plan effective October 3, 2016.

Effective October 3, 2016, the Durata Therapeutics 401(k) Plan, including all assets and liabilities held by the Durata Therapeutics 401(k) Plan, was legally merged with and into the Plan. Included in the Statement of Changes in Net Assets Available for Benefits is $1,395,129 transferred into the Plan. Employees transferred into the Plan became eligible to participate in the Plan effective October 3, 2016.

Effective October 3, 2016, the Oculeve 401(k) Plan and Trust, including all assets and liabilities held by the Oculeve 401(k) Plan and Trust, was legally merged with and into the Plan. Included in the Statement of Changes in Net Assets Available for Benefits is $803,280 transferred into the Plan. Employees transferred into the Plan became eligible to participate in the Plan effective October 3, 2016.

Plan Sponsor

In connection with the acquisition of Allergan, Inc., the Company changed its name from Actavis plc to Allergan plc. Actavis plc’s ordinary shares were traded on the NYSE under the symbol “ACT” until the open of trading on June 15, 2015, at which time Actavis plc changed its corporate name to “Allergan plc” and changed its ticker symbol to “AGN.” Participants in the Plan have the option of investing in Allergan plc ordinary shares.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2016 and 2015

Contributions and Eligibility

The Plan provides for immediate eligibility to participate in the Plan. The Company’s eligible United States employees may contribute a portion of their defined compensation, on a before tax, after tax basis (including Roth 401(k)), or a combination thereof, subject to the limitations as defined by the Code.

Effective October 3, 2016, the Company’s eligible United States employees were automatically enrolled in the Plan at a pre-tax contribution rate of 4% for both regular pay and performance-based compensation, unless the employee affirmatively elected a different rate. Prior to October 3, 2016, the Company’s eligible United States employees were enrolled within their respective affiliated plans.

Participants in the Plan (“Participants”) who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

The Company’s eligible Puerto Rican employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Puerto Rico Internal Revenue Code.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan administrator, or its delegate, regularly consults with an investment advisor to evaluate investment performance and, based thereon, will add or remove investment options.

Effective January 1, 2016, the Company matched 100% of the first 8% of Participant contributions up to the IRS limit made on an annual basis to eligible employees as of the end of the Plan year. In addition to the matching contributions, the Company may also elect to make discretionary profit sharing contributions and the Company may also make additional matching contributions up to 4% of the participant contributions based on the Company achieving certain performance goals. Employees are required to be employed by the Company on the last day of the plan year to receive the employer match. The Company did not make any such discretionary profit sharing contributions or additional matching contributions during the year ended December 31, 2016.

Prior to January 1, 2016, the Plan authorized the Company’s Board of Directors, or its delegate, to change the Company’s matching contribution levels from time to time in an amount not to exceed 5% of each employee’s defined compensation. For the year ended December 31, 2015, the Company made matching contributions equal to 100% of each employee’s contribution up to 5% of defined compensation. The Company also made an annual retirement contribution equal to 5% of each participant’s defined compensation if they were eligible for the Retirement Contribution feature of the Plan, have completed at least six months of service, and are employed on the last business day of the year (or terminated employment during the year due to death, disability or retirement, defined as age 55+). Employees were required to be employed by the Company on the last day of the plan year to have received the employer match.

Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds at any time, subject to the Company’s insider trading policy.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2016 and 2015

Vesting

Participant contributions are fully vested at all times. Effective January 1, 2016, participants who were active Participants became fully vested for both the Company matching and discretionary profit sharing contributions.

Prior to January 1, 2016, Participants forfeited their share of non-vested employer contributions if they terminated their employment before becoming 100% vested. Employer matching contributions vest based on a cliff vesting of three years of service. After three years of service, all employer matching contributions were fully vested. Employer retirement contributions vest on a graduated basis, 20% per year until fully vested at the end of the fifth year of service.

Participant Accounts

Each Participant’s account is credited with the participant’s contributions, employer contributions and allocations of fund earnings and charged with an allocation of administrative expenses and fund losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the Participant’s vested account balance. Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Plan Committee. Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence. The period for repayment of loans used for purchase of a primary residence have a maximum repayment term of 15 years. Principal and interest is paid ratably through payroll deductions. As of December 31, 2016, the rates of interest on outstanding loans ranged from 4.25% to 9.25% with various maturities through December 2031. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Upon termination of service due to separation from the Company (including death, disability, or retirement), a Participant may receive the value of his or her vested interest in a lump-sum distribution, rollover his or her vested interest to an IRA or another employer qualified plan, or the Participant may leave his or her vested interest in the Plan if his or her account balance is greater than $1,000 up until age 70 1⁄2, at which time the participant will be required to take a lump-sum distribution or rollover the vested interest to an IRA or another qualified plan. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the Code, or, for a participant’s vested account balance after age 59 1/2.

Forfeitures

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2016 and 2015

Forfeitures may be used by the Company to offset future employer contribution requirements, to reinstate rehired employee accounts and to pay plan expenses. Approximately $16,000 and $1,842,000 of forfeited nonvested accounts were used to reinstate rehired employee accounts and Company matching contributions, respectively, in the year ended December 31, 2016. As of December 31, 2016 and 2015, forfeited nonvested accounts totaled approximately $1,022,000 and $1,900,000, respectively.

Administrative Expenses

In the year ended December 31, 2016, the Plan paid recordkeeping and advisory expenses of approximately $929,000, of which approximately $884,000 were related to the Master Trust (as described in Note 3) for the period of January 1, 2016 through October 3, 2016. The remaining expenses were participant loan and distribution fees. Certain participant initiated administration fees are charged directly to the account balance of the participant requesting the service.

Plan Termination

In the event the Plan Committee decides it is impossible or inadvisable for business reasons to continue the Plan, then it may, by resolution, terminate the Plan. In the event of Plan termination, participants will become 100% vested in their company contributions and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks including interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Volatility in the financial market may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2016 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2016 and 2015

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 “Fair Value Measurements” for a discussion of fair value measurements. If available, quoted market prices are used to value investments.

On October 3, 2016, the Plan dissolved the Master Trust. Subsequent to October 3, 2016, purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. Net appreciation/depreciation in value of investments included the Plan’s gains and losses on investments bought and sold as well as investments held during the period.

From January 1, 2016 through October 3, 2016, the Plan’s investments were held in the Master Trust. The fair value of the Plan’s interest in the Master Trust through October 3, 2016 was based on the underlying fair values of the specific investments held by the Master Trust and was allocated using the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions. Net appreciation (depreciation) in value of investments include the Plan’s gains and losses on investments bought and sold as well as held during the year after the termination date of the Master Trust. Prior to the termination date of the Master Trust, purchases and sales of investments held in the Master Trust were reflected on the trade-date basis. Dividend income was recorded on the ex-dividend date.

For the period of January 1, 2016 through October 3, 2016, the Plan presented, in the Statement of Changes in Net Assets Available for Benefits, the net realized/unrealized appreciation in Master Trust, at fair value of its investments held in the Master Trust, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments held in the Master Trust. The fair value of the Plan’s interest in the Master Trust is based on the underlying fair values of the specific investments held by the Master Trust and allocated using the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions.

Payment of Benefits

Payments to participants are recorded when paid.

3.	Interest in Master Trust

The Master Trust was created pursuant to a trust agreement dated June 20, 2007, between Allergan, Inc. and JP Morgan, as Trustee of the funds, to permit the commingling of trust assets of both the Allergan, Inc. Savings and Investment Plan and Allergan, Inc. Employee Stock Ownership Plan (“ESOP”), for investment and administrative purposes. Effective June 12, 2015, Great-West was appointed Trustee of the Master Trust. Each participating retirement plan had a dividend interest in the Master Trust. Investments and the income therefrom, were allocated to participating plans based on each plan’s participation in the investment options within the Master Trust. On March 17, 2015, the Allergan ESOP plan was terminated and merged into the Allergan, Inc. Savings and Investment Plan. As a result of this, the only plan that remained in the Master Trust is the Allergan, Inc. Savings and Investment Plan. On October 3, 2016, the Plan dissolved the Master Trust and all remaining plan assets were transferred to Fidelity. The following table represents the total value of the investments in the Master Trust as of December 31, 2015. There were no assets held by the Master Trust as of December 31, 2016.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2016 and 2015

a) Net assets of the Master Trust

December 31,
2015
Investments, at fair value
Company stock	$428,218,376
Mutual funds	418,240,777
Common collective trusts	574,193,437

Net assets of the Master Trust	$1,420,652,590

Net investment in Master Trust - by Plan
Allergan, Inc. Savings and Investment Plan Investment in Master Trust	$1,420,652,590

Plan’s percentage interest in net assets of the Master Trust	100.0%

b) The net investment income of the Master Trust for the period January 1, 2016 through October 3, 2016 was comprised of the following:

Investment (loss) / income:
Net (depreciation) in fair value of investments	$(50,083,425)
Dividends	1,969,017

Net investment (loss) from Master Trust	$(48,114,408)

4.	Related Party and Party in Interest Transactions

Certain investments are managed by Fidelity who acts as the Plan trustee. These transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules under ERISA.

The Plan paid $44,745 to Fidelity in fees and expenses for the year ended December 31, 2016. Expenses for administering the Allergan plc Company Stock Fund through October 3, 2016 were paid directly by the Company.

The value of the Allergan plc ordinary shares is $337,110,627 as of December 31, 2016. At December 31, 2016, there were 1,605,212 ordinary shares of the Allergan plc stock. The Plan made purchases and sales of the Allergan plc ordinary shares during the year ended December 31, 2016.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2016 and 2015

The Plan allowed Participants to purchase employer securities held in the Master Trust through October 3, 2016. As of December 31, 2015, the Plan’s allocation of Allergan plc ordinary shares was 1,370,259 shares, which were held in the Master Trust. The value of Allergan plc ordinary shares was $428,218,376 as of December 31, 2015. The Plan made purchases and sales of Allergan plc ordinary shares and Allergan, Inc. common stock during the year ended December 31, 2015.

Certain Plan investments held in the Master Trust and allocated to the Plan were invested in mutual funds that were managed by Great-West (formally JPMorgan), the Trustees of the Plan. Fees incurred by the Plan for investment management services were included in net appreciation in fair value of investments. These fees were paid to the investment fund manager and may have included certain revenue sharing fees that were paid to Great-West. Additionally, certain administrative expenses related to participant initiated activity and certain record keeping fees were paid to Great-West. During the period January 1, 2016 through October 3, 2016, approximately $24,000 in fees were paid to Great-West. These transactions qualify as party-in-interest transactions for which there is a statutory exemption.

The Plan also allows for the issuance of notes receivable to Participants in accordance with the related regulations. These transactions also qualify as party-in-interest transactions for which there is a statutory exemption.

5.	Tax Status

The Plan obtained its latest determination letter on March 25, 2014, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and constitutes a qualified plan under Section 401(a) of the Code and that the Plan’s trust is exempt from federal income taxes under provisions of Section 501(a).

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Fair Value Measurements

ASC 820 provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2016 and 2015

Basis of Fair Value Measurement

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include: (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in inactive markets; (3) inputs other than quoted prices that are observable for the asset or liability; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2016 and 2015. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Allergan plc Ordinary Shares (Common Stock) - Valued at the closing price reported on the active market on which the individual securities are traded. The Plan held $337,110,627 of Allergan plc ordinary shares as of December 31, 2016. The Plan held $428,218,376 of Allergan plc ordinary shares as of December 31, 2015.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end using the daily closing price. Mutual funds held by the Plan are deemed to be actively traded. Excessive trading in these investments will result in the limitation or prohibition of additional purchases (other than contribution and loan repayments) for 85 calendar days; additional excess trading will result in a limitation of one exchange day per calendar quarter for a 12 month period.

Collective trust funds – Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Excessive trading in these investments will result in the limitation or prohibition of additional purchases (other than contribution and loan repayments) for 85 calendar days; additional excess trading will result in a limitation of one exchange day per calendar quarter for a 12 month period.

The following additional information presents the fund strategy relative to Plan investments reported on net asset value at December 31, 2016:

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2016 and 2015

(a)	Galliard Managed Income Fund sought safety of principal and consistency of returns while attempting to maintain minimal volatility. The Fund was primarily comprised of investment contracts including Guaranteed Investment Contracts. The Plan began to hold investments in this fund as of October 3, 2016.

(b)	Vanguard Target Date Funds seeks to provide capital appreciation and current income consistent with its current asset allocation. The funds invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of a specified target year. The trust’s asset allocation will become more conservative over time. Within seven years after the target date, the trust’s asset allocation should resemble that of the Target Retirement Income Trust Plus. The Plan began to hold investments in these funds as of October 3, 2016.

(c)	BlackRock Russell 2500® Index Fund is invested in portfolio of equity securities with the objective of approximating as closely as practicable the capitalization weighted total return of the segment of the United States market for publicly traded equity securities represented by the Russell 2500® Index. BlackRock uses a “passive” or indexing approach to try to achieve the Fund’s investment objective. The Plan began to hold investments in these funds as of October 3, 2016.

(d)	BlackRock Equity Index Fund is invested in a portfolio of equity securities with the objective of approximating as closely as practicable the capitalization weighted total rate of return of that segment of the United States market for publicly traded equity securities represented by the larger capitalized companies. The criterion for selection of investments shall be the S&P 500® Index. BlackRock uses a “passive” or indexing approach to try to achieve the Fund’s investment objective. The Plan began to hold investments in these funds as of October 3, 2016.

(e)	BlackRock U.S. Debt Index Fund is invested in a portfolio of debt securities with the objective of approximating as closely as practicable the total rate of return of the market for debt securities as defined by the Bloomberg Barclays U.S. Aggregate Bond Index. BlackRock uses a “passive” or indexing approach to try to achieve the Fund’s investment objective. The Plan began to hold investments in these funds as of October 3, 2016.

(f)	BlackRock MSCI ACWI ex-U.S. IMI Index Fund is invested in in a portfolio of international equity securities whose total rates of return will approximate as closely as practicable the capitalization weighted total rates of return of the markets in certain countries for equity securities traded outside the United States. The primary criterion for selection of investments in the Fund shall be the MSCI ACWI ex-U.S. IMI IndexSM. BlackRock uses a “passive” or indexing approach to try to achieve the Fund’s investment objective. The Plan began to hold investments in these funds as of October 3, 2016.

The following additional information presents the fund strategy relative to Plan investments reported on net asset value at December 31, 2015:

(a)	JPMCB Stable Asset Income Fund – G seeks to preserve the value of money invested, perform better than the average money market fund and earn consistent reliable returns. The fund invests in a variety of high quality interest – paying securities offered with a companion investment contract called a “benefit responsive wrap.” If the participant sells any amount from this investment, the participant will be restricted from purchasing back into this investment for 30 days. The Plan held investments in this fund through October 3, 2016.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2016 and 2015

(b)	BlackRock Equity Index Fund seeks to capture earnings and growth through investing in the same stocks held in the Standard & Poor’s 500 Index. The Plan held investments in this fund through October 3, 2016.

(c)	EB US Large Cap Growth Class II Fund seeks to outperform the Russell 1000 Growth Index through security selection, utilizing a dynamic research approach within the framework of stringent risk control disciplines. The Plan held investments in this fund through October 3, 2016.

(d)	LifePath Index Funds are target date retirement funds made up of multiple asset classes. They are professionally managed and offer a diversified investment in a single fund. These funds are meant to align with an expected retirement date. The funds will become increasingly more conservative as the target retirement date approaches. The principal value of the fund is not guaranteed at any time, including at the target date. The funds provide long-term investors with an asset allocation strategy designed to maximize assets for retirement, or for other purposes, consistent with the risk that investors, on average, may be willing to accept given their investment time horizon. The Plan held investments in this fund through October 3, 2016.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table discloses by level the fair value hierarchy of the Plan’s assets at fair value as of December 31, 2016 and the Master Trust’s investment assets at fair value as of December 31 2015:

	Fair Value Measurements as of December 31, 2016:
	Total	Level 1	Level 2	Level 3
Company stock	337,110,627	337,110,627	$—	$—
Mutual funds	315,802,470	315,802,470	—	—
Common collective trusts (A)	1,353,328,831	—	—	—

Total investments at fair value	$2,006,241,928	$652,913,097	$—	$—

	Fair Value Measurements as of December 31, 2015:
	Total	Level 1	Level 2	Level 3
Company stock	$428,218,376	$428,218,376	$—	$—
Mutual funds	418,240,777	418,240,777	—	—
Common collective trusts (A)	574,193,437	—	—	—

Total investments at fair value	$1,420,652,590	$846,459,153	$—	$—

(A) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2016 and 2015

7.	Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end load or 12b-1 fees. 12b-1 fees are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

8.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$2,105,576,042	$1,483,769,789
Deemed loans from active employees	(14,333)	—

Net assets available for benefits per Form 5500	$2,105,561,709	$1,483,769,789

The following is a reconciliation of net increase to net assets prior to transfer per the financial statements to the Form 5500:

Year Ended
December 31, 2016
Net increase to net assets prior to transfer per financial statements	$32,871,659
Deemed loans from active employees	(14,333)

Net increase to net assets prior to transfer per Form 5500	$32,857,326

9.	ERISA Litigation

On February 14, 2017, an ERISA complaint was filed in the federal district court in California against the Investment Committee of the Company’s retirement plan alleging that the Committee breached its duties in investing in the Company’s stock when it knew or should have known of the purported conduct that allegedly occurred between February 2014 and November 2016, specifically that Allergan and certain of its officers made materially false and misleading statements regarding the Company’s internal controls over its financial reporting and failed to disclose that its Actavis generics unit had engaged in illegal, anticompetitive price-fixing with its generic industry peers. A similar ERISA complaint was filed on March 7, 2017 in the federal district court in New Jersey with substantially identical allegations. The ERISA complaints assert claims on behalf of a putative class of individuals who participated in the Company’s retirement plans and seek an unspecified amount of damages and other injunctive relief. The Company believes it has meritorious defenses and intends to defend itself vigorously. Therefore, given the early stages of this litigation the likelihood of any particular outcome or its potential impact cannot be determined at this time.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2016 and 2015

10.	Subsequent Events

On April 28, 2017, the Company completed the acquisition of Zeltiq Aesthetics, Inc. (“Zeltiq”). The Plan Sponsor’s intention is to merge the Zeltiq Aesthetics 401k Plan into the Plan on October 1, 2017. As of October 1, 2017, Zeltiq employees will become eligible to participate in the Plan.

On February 1, 2017, the Company completed the acquisition of LifeCell Corporation (“LifeCell”), a subsidiary of Acelity L.P. Inc. On or about May 1, 2017, $71,900,210 of investments which were held by the Acelity 401(k) plan were transferred into the Plan. LifeCell employees became eligible to participate in the Plan on March 27, 2017.

Allergan, Inc. Savings and Investment Plan

EIN: 95-1622442 PN: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issuer, borrower,	Description of investment including maturity date, rate of interest,
lessor or similar party	collateral, par or maturity value	Current Value
Common stock:
* Allergan Stock	Common Stock	$337,110,627
Mutual funds:
Dodge & Cox	Common Stock Fund	84,398,719
American Funds	New Perspective-R6 Fund	22,684,980
Loomis	Large Cap Growth Fund	76,782,831
Metropolitan West	Total Return Bond Fund	59,669,240
American Funds	EuroPacific Growth-R6 Fund	21,457,596
Eaton Vance Atlanta Capital	Mid-Cap Growth Fund	50,809,104

		315,802,470

Collective Trust Funds
Vanguard	Index Retirement NL-O Fund	5,144,547
Vanguard	Index 2010 NL-O Fund	18,526,138
Vanguard	Index 2015 NL-O Fund	45,606,497
Vanguard	Index 2020 NL-O Fund	120,092,403
Vanguard	Index 2025 NL-O Fund	175,128,919
Vanguard	Index 2030 NL-O Fund	177,778,566
Vanguard	Index 2035 NL-O Fund	191,489,138
Vanguard	Index 2040 NL-O Fund	180,139,135
Vanguard	Index 2045 NL-O Fund	100,829,761
Vanguard	Index 2050 NL-O Fund	37,571,617
Vanguard	Index 2055 NL-O Fund	12,185,990
Vanguard	Index 2060 NL-O Fund	3,066,617
Black Rock	Equity Index Fund	93,908,372
Black Rock	U.S. Debt Index Fund	31,677,247
Black Rock	Russell 2500® Index Fund	42,933,726
Black Rock	MSCI ACWI ex-U.S. IMI Index Fund	61,349,977
Galliard	Stable Value Fund	55,900,181

		1,353,328,831

*Notes receivable from participants with maturities ranging from January 2017 through December 2031 with varying interest rates between 4.25% and 9.25%		15,431,176

		$2,021,673,104

* Party -in-interest for which a statutory exemption exists.

Allergan, Inc. Savings and Investment Plan

EIN: 95-1622442 PN: 002

Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions

For the year ended December 31, 2016

Participant Contributions transferred late to the plan			Check here if participant loan repayments are included	Contributions not corrected		Contributions corrected outside the VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
Amount withheld	Date withheld	Date Remitted
$3,114	12/31/2014	1/23/2015		$3,114	*	$-	$-	$-
545	1/8/2016	1/26/2016		545	*	-	-	-
9,256	6/30/2016	7/25/2016	☒	9,256	*	-	-	-
56,740	9/30/2016	11/18/2016	☒	56,740	*	-	-	-
5,323	11/3/2016			5,323	**	-	-	-
17,416	12/30/2016	1/27/2017	☒	17,416	*	-	-	-

$92,394				$92,394		$-	$-	$-

*	All employee contributions have been remitted to the Plan. The Plan sponsor is in the process of finalizing lost earnings.
**	The Plan Sponsor is in the process of remitting these contributions to the Plan and calculating lost earnings.

Allergan, Inc. Savings and Investment Plan

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Allergan, Inc. Savings and Investment Plan
By:	Allergan plc as Plan Administrator

By:	/s/ KAREN LING
Karen Ling
Chairperson, Benefits Oversight Committee

Dated: June 23, 2017

Allergan, Inc. Savings and Investment Plan

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm